                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                          General Communication, Inc.
                          ---------------------------
                                (Name of Issuer)

                              Class A Common Stock
                              --------------------
                         (Title of Class of Securities)

                                  369385 10 9
                                  -----------
                                 (CUSIP Number)


                                Gary J. Little
                        Madison Dearborn Partners, Inc.
                    Three First National Plaza, Suite 1330
                               Chicago, IL 60602
                                 (312)732-5414

--------------------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                October 31, 1996
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                              Page 1 of 10 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                    PAGE 2 OF 10 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Madison Dearborn Partners V
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 36-3621537
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Illinois
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             30,916/1/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          30,916/1/
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      30,916/1/
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately .08%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


   /1/6,934 shares are subject to the Escrow Agreement described in Item 5.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                    PAGE 3 OF 10 PAGES
-----------------------                                  ---------------------


ITEM 1.  SECURITY AND ISSUER

          This schedule relates to the Class A common stock, no par value ("Class A Common Stock") of General Communication, Inc. ("General
Communication"). The principal executive office of General Communication is located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Schedule 13D is being filed by Madison Dearborn Partners V ("MDPV"), as the beneficial owner of 30,916 shares of Common Stock.

          MDPV ("MDPV") is an Illinois general partnership. The principal business of MDPV consists of investing in companies. MDPV was formed to invest its funds in conjunction with funds invested by First Chicago Investment Corporation ("First Chicago"). At the time of the formation of MDPV, its partners were officers of First Chicago. Subsequently, MDPV and First Chicago have become independent entities.

     (b) The principal business address of MDPV is Three First National Plaza, Suite 1330, Chicago, Illinois 60602.

     (c),(f) The name, citizenship, residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each general partner of MDPV is set forth on Schedule I hereto, which
Schedule is hereby incorporated by reference in its entirety.

     (d)-(e) MDPV has not, and to the knowledge of MDPV none of the general partners listed on Schedule I hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to the Securities Purchase and Sale Agreement, dated May 2, 1996 (the "Prime Purchase Agreement"), MDPV exchanged its profit participation rights in Prime Cable of Alaska, L.P., a Delaware limited partnership ("Prime") for 30,916 shares of Class A Common Stock on October 31, 1996 (the "Event Date"). MDPV originally acquired its profit participation rights in Prime in conjunction with a loan made by MDPV to Prime, which loan was repaid in full prior to the Event Date.

           On the Event Date, through the transactions contemplated by the Prime Purchase Agreement and through certain other purchase and acquisition transactions effected concurrently, General Communication acquired interests in seven cable companies as follows: (1) all of the equity securities of and profit participation rights in Prime; (2) substantially all of the assets of the Alaskan cable companies comprised of three Alaska corporations as follows: (a) Alaskan Cable Network/Fairbanks, Inc., (b) Alaskan Cable Network/Juneau, Inc. and (c) Alaskan Cable Network/Ketchikan-Sitka, Inc.; (3) substantially all of the assets of Alaska Cablevision, Inc., a Delaware corporation; (4) substantially all of the assets of McCaw/Rock Homer Cable Systems, J.V., an Alaska joint venture; and (5) substantially all of the assets of McCaw/Rock Seward Cable Systems, J.V., an Alaska joint venture.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                    PAGE 4 OF 10 PAGES
-----------------------                                  ---------------------


          The shares of Class A Common Stock issued to MDPV as well as those issued to the other holders of interests or profit participation rights in Prime and the other cable companies acquired concurrently are subject to a voting agreement (the "New Voting Agreement") which governs the voting of certain shares of General Communication's Class A and Class B Stock. The New Voting Agreement is further described in Item 5 below.

ITEM 4.  PURPOSE OF TRANSACTION

          MDPV acquired 30,916 shares of Class A Common Stock in the manner described in Item 3 above. Except as described below and in Items 3 and 5, MDPV has no plans or proposals that would result in any of the following:

     (1) the acquisition by any person of additional securities of General Communication or the disposition of securities of General Communication;

     (2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of General Communication or any of its subsidiaries;

     (3) a sale or transfer of a material amount of assets of General Communication or any of its subsidiaries;

     (4) any change in the present board of directors or management of General Communication, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of General Communication;

     (5) any material change in the present capitalization or dividend policy of General Communication;

     (6) any other material change in the business or corporate structure of General Communication;

     (7) changes in the charter, by-laws or instruments corresponding thereto of General Communication, or other actions which may impede the acquisition of control of General Communication by any person;

     (8) any class of securities of General Communication being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (9) any class of equity securities of General Communication becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended ("the Exchange Act"); or

     (10) any action similar to any of those enumerated above.

MDPV, however, reserves the right to change its plans or intentions at any time and to take any and all actions that it deems appropriate to maximize the value of its investment including, among other things, from time to time increasing or decreasing the number of shares of Class A Common Stock by acquiring additional shares, or by disposing of all or a portion of the shares of Class A Common Stock in open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. MDPV intends to review its investment in General Communication on a continuing basis and, depending upon the price and availability of Class A Common Stock, subsequent developments affecting General Communication, the general

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                    PAGE 5 OF 10 PAGES
-----------------------                                  ---------------------


business and future prospects of General Communication, other investment and business opportunities available to MDPV, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of its investment in General Communication.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) Following the acquisition transactions described in Item 3 above, MDPV acquired 30,916 shares of Class A Common Stock, which constitute approximately
 .08% of the shares of Class A Common Stock outstanding as of October 31, 1996.

          The New Voting Agreement governs the voting of the 11,057,643 shares of Class A Common Stock held by MDPV and the following entities: Prime Venture I Holdings, L.P. ("Prime Holdings"), Prime Cable Growth Partners, L.P. ("Prime Growth"), Prime Cable Limited Partnership ("PCLP"), Prime Venture II, L.P. ("PVII"), Austin Ventures, L.P. ("AVLP"), William Blair Venture Partners III Limited Partnership ("WBVP"), Centennial Fund III, L.P. ("CF"), BancBoston Capital, Inc. ("BBCI"), First Chicago (Prime Holdings, Prime Growth, PCLP, PVII, AVLP, WBLVP, CF, BBCI, First Chicago, and MDPV collectively, the "Prime Sellers"). The New Voting Agreement also covers 8,251,509 shares of Class A Common Stock and 1,275,791 shares of Class B Common Stock held by MCI Telecommunications Corporation ("MCI"), 852,775 shares of Class A Common Stock and 233,708 shares of Class B Common Stock held by Ronald A. Duncan ("Duncan"), 534,616 shares of Class A Common Stock and 301,049 shares of Class B Common Stock held by Robert M. Walp ("Walp"), and 590,043 shares of Class B Common Stock held by TCI GCI, Inc. ("TCI GCI"). The Class A Common and Class B Common vote together for directors and other matters submitted to the stockholders with the Class A Common Stock entitled to one vote per share and the Class B Common Stock entitled to ten votes per share. The New Voting Agreement provides that the shares subject thereto will be voted as a block, to the extent possible to cause the full membership of the Board of Directors to be maintained at not less than eight directors. The New Voting Agreement also provides that all of the shares subject to the agreement will be voted as one block for so long as the full membership of the Board of Directors is at least eight to elect individuals recommended by the parties to such agreement. Pursuant to the terms of the New Voting Agreement, the allocation among the parties of recommendations for positions on the Board of Directors is as follows: (1) for recommendations from MCI, two nominees; (2) for recommendations from Duncan and Walp, one nominee each; (3) for recommendations from TCI GCI, two nominees; (4) for recommendations from the Prime Sellers, two nominees for so long as the Prime Sellers (and their distributees who agree in writing to be bound to the terms of such agreement) collectively own at least 10 percent of the then issued and outstanding shares of Class A Common Stock and the management agreement entered into between Prime II Management, L.P. ("PIIM") and General Communication is in full force and effect. However, if either of the conditions is not met, then the Prime Sellers (and their distributees who elect in writing to be bound thereby) are entitled to recommend only one nominee. If neither of the foregoing conditions pertaining to the Prime Sellers is met, the Prime Sellers are not entitled to recommend any nominee to the Board of Directors. Additionally, under the New Voting Agreement, the shares subject to the agreement are to be voted as one block on such other matters which the parties to the agreement have unanimously agreed.

          The stated term of the New Voting Agreement is through the completion of the annual shareholder meeting of General Communication which is scheduled to take place in June, 2001 or until there are no longer two parties to the agreement, whichever occurs first. However, the parties to the New Voting Agreement may extend its term by unanimous vote and written amendment to such agreement. A party to the New Voting Agreement (other than the Prime Sellers and their distributees who elect in writing to be bound thereby) will be subject to the Agreement until that party disposes of more than 25 percent of the votes represented by that party's holdings

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                   PAGE 6 OF 10 PAGES
-----------------------                                  ---------------------


of General Communication common stock, subject to the terms and conditions of the New Voting Agreement. Notwithstanding the foregoing, each party to the New Voting Agreement must remain a party as to voting for nominees to the Board of Directors recommended by the Prime Sellers and to maintain at least eight members on the Board of Directors only for so long as either the Prime Sellers (and their distributees who elect in writing to be bound by the agreement) collectively own at least 10 percent of the then issued and outstanding shares of Class A Common Stock or the management agreement entered into between PIIM and General Communication is in effect.

          Pursuant to Section 10.6 of the Prime Purchase Agreement, the Company agreed to place two persons designated by the Prime Sellers on the Board of Directors. It is contemplated that the Board of Directors will, within 30 days of the Event Date adopt a resolution increasing the Board of Directors from seven to nine members, and the Prime Sellers will thereafter collectively present their nominees for the two positions on the Company Board.

          MDPV and the other parties whose shares are subject to the New Voting Agreement may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act because of the terms of the New Voting Agreement. MDPV disclaims beneficial ownership of the shares of Class A Common Stock and Class B Common Stock held by the other parties whose shares are subject to the New Voting Agreement and disclaims that it constitutes a group with such other parties for the purposes of Section 13(d)(3) of the Exchange Act.

          Madison Dearborn Advisors, L.P ("MD Advisors") advises First Chicago with respect to the 301,407 shares of Class A Common Stock owned by First Chicago. MDPV does not, however, share voting or dispositive power with respect to the shares of Class A Common Stock owned by First Chicago. Ten of the general partners of MDPV are limited partners of MD Advisors and are officers and shareholders of Madison Dearborn Partners, Inc., the general partner of MD Advisors. Because of this relationship, MDPV and First Chicago may be deemed to constitute a group for purposes of Section 13(d)(3) of the Exchange Act. MDPV disclaims beneficial ownership of the shares of Class A Common Stock held by First Chicago and disclaims that it constitutes a group with First Chicago for the purposes of Section 13(d)(3) of the Exchange Act.

          Pursuant to the Prime Purchase Agreement, 6,934 shares of Class A Common Stock held by MDPV (which are included in the 30,916 shares described above) are subject to an escrow agreement (the "Escrow Agreement") under which MDPV's shares, along with certain shares issued to the other holders of interests and profit participation rights in Prime, are held by an escrow agent to secure indemnification in the event of a breach of the representations, warranties and covenants made in the Prime Purchase Agreement. If no breach occurs within 180 days of the Event Date, the shares held in escrow will be released.

     (b) Based on the New Voting Agreement, other parties thereto may be deemed to share MDPV's power to vote or to direct the vote of its 30,916 shares of Class A Common Stock for the limited purposes set forth in the New Voting Agreement. However, MDPV has sole power to dispose or to direct the disposition of its shares of Class A Common Stock.

     (c) During the past 60 days, MDPV has not effected any transactions relating to the Class A Common Stock, except as described below and in Items 3 and 5(a). To the knowledge of MDPV, none of the general partners of MDPV listed in Schedule I hereto has effected any transaction relating to the Class A Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9                                    PAGE 7 OF 10 PAGES
-----------------------                                  ---------------------


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Under the Registration Rights Agreement among General Communication and each of the Prime Sellers, the initial distribution and, to the extent required, subsequent resales or distributions by the Prime Sellers (and their distributees) of the Class A Common Stock issued pursuant to the Prime Purchase Agreement (the "Prime Shares") will be registered under the Securities Act. To the extent subsequent resale or distributions by the Prime Sellers (and their distributees) are required to be registered, General Communication will keep the prospectus through which such offers will be made current for a period of two years from the Event Date, or will otherwise satisfy its responsibilities under the Registration Rights Agreement for registration of the Prime Shares through other registration formats.

          The shares of Class A Common Stock held by MDPV are pledged to secure certain indebtedness owed by MDPV to First Chicago. Such indebtedness was not incurred to acquire the shares of Class A Common held by MDPV or the profit participation interest in Prime formerly held by MDPV.

          Except as described in this Item 6 and in Items 3 and 5, Madison Dearborn Partners V does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of General Communication. In addition, Madison Dearborn Partners V expressly disclaims that it is a member of a group as a result of any of its existing agreements.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Exhibit No.     Description

          1 The Prime Purchase Agreement (incorporated herein by reference to Exhibit 2.1 to the Registration Statement on Form S-4 (file number 333-13473) effective October 4, 1996.

          2 The Escrow Agreement (incorporated herein by reference to Exhibit A to Exhibit 2.1 to the Registration Statement on Form S-4 (file number 333-13473) effective October 4, 1996.

          3 The New Voting Agreement (incorporated herein by reference to Exhibit 9.1 to the Registration Statement on Form S-4 (file number 333-13473) effective October 4, 1996.

          4 The Registration Rights Agreement (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on Form S-4 (file number 333-13473) effective October 4, 1996.

-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9               13D                   PAGE 8 OF 10 PAGES
-----------------------                                  ---------------------


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this report is true, complete and correct.

Dated:   November 12, 1996


                                           MADISON DEARBORN PARTNERS V

                                           By: /s/  Gary J. Little
                                              --------------------

                                           Name:   Gary J. Little
                                           Title:  General Partner

-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9               13D                  PAGE 9 OF 10 PAGES
-----------------------                                  ---------------------


              CERTAIN INFORMATION CONCERNING THE GENERAL PARTNERS
                        OF MADISON DEARBORN PARTNERS V

     Each of the persons named below is a citizen of the United States of America. The principal business of Madison Dearborn Partners, Inc. consists of investing in companies.

                            Employment; Business Address; and
Name                        Principal Business of Employer
----                        ------------------------------
John A. Canning, Jr.        President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602

Kent P. Dauten              Principal
                            Keystone Capital, Inc.
                            707 Skokie Boulevard, Suite 600
                            Northbrook, Illinois, 60062

William J. Hunckler, III    Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602

Paul R. Wood                Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602

Samuel M. Mencoff           Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602

Paul J. Finnegan            Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602

Benjamin D. Chereskin       Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602

Thomas R. Reusche           Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois  60602


-----------------------                                  ---------------------
  CUSIP NO. 369385 10 9               13D                  PAGE 10 OF 10 PAGES
-----------------------                                  ---------------------


James N. Perry, Jr.         Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois 60602

Justin S. Huscher           Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois 60602

Gary J. Little              Vice President
                            Madison Dearborn Partners, Inc.
                            Three First National Plaza, Suite 1330
                            Chicago, Illinois 60602